Press Release

CAE

CAE announces appointment to its Board of Directors and 2023 Annual Meeting Board of Directors election results

- *Sophie Brochu elected to the Board as an independent director*

Montreal, Canada, August 9, 2023 – (NYSE: CAE; TSX: CAE) CAE is pleased to announce the election of Ms. Sophie Brochu as independent director, effective today. Ms. Brochu will bring significant experience to the Board in such vital areas as strategic leadership and management, government relations, human resources, executive compensation and sustainability, among others.

"The election of Ms. Brochu, one of Canada's most accomplished business executives, reflects CAE's commitment to Board renewal and to bringing exceptional expertise and diverse perspectives to the Board," said CAE's Chair, Alan N. MacGibbon.

From 2020 to April 2023, Ms. Brochu was President and Chief Executive Officer of Hydro-Québec, one of the world's largest hydropower utilities. She was also President and Chief Executive Officer of Montreal-based Énergir from 2007 to 2019.

Ms. Brochu was elected as a director by the shareholders of the company at CAE's Annual and Special Meeting of Shareholders held on August 9, 2023. CAE maintained the number of its directors unchanged at 13, as the Honourable Michael Fortier did not stand for re-election after 13 years on the Board, in line with the company's term limits policy.

CAE also announced the final director election results from its 2023 Annual and Special Meeting of Shareholders.

The following 13 nominees were elected as Directors of CAE:

Nominee	Votes for	For (%)	Votes against	Against (%)
Ayman Antoun	216,728,272	98.77%	2,692,284	1.23%
Margaret S. (Peg) Billson	213,578,735	97.34%	5,841,823	2.66%
Sophie Brochu	218,731,614	99.69%	688,944	0.31%
Elise Eberwein	216,751,071	98.78%	2,669,487	1.22%
Marianne Harrison	215,050,902	98.01%	4,369,657	1.99%
Alan N. MacGibbon	216,990,218	98.89%	2,429,818	1.11%
Mary Lou Maher	215,731,438	98.32%	3,689,120	1.68%
François Olivier	215,351,390	98.15%	4,068,647	1.85%
Marc Parent	218,766,547	99.70%	654,919	0.30%
Gen. David G. Perkins, USA (Ret.)	213,727,489	97.41%	5,692,548	2.59%
Michael E. Roach	215,342,174	98.14%	4,077,863	1.86%
Patrick M. Shanahan	216,322,964	98.59%	3,097,073	1.41%
Andrew J. Stevens	212,126,282	96.68%	7,293,753	3.32%

CAE Contacts Investor Relations Andrew Arnovitz, Senior Vice President, Investor Relations and Enterprise Risk Management +1-514-734-5760, andrew.arnovitz@cae.com General Media Samantha Golinski, Vice President, Public Affairs & Global Communications +1-514-341-2000, ext. 7939, samantha.golinski@cae.com Follow us on Twitter @CAE_Inc Facebook www.facebook.com/cae.inc LinkedIn www.linkedin.com/company/cae Final results on all matters voted on at the Annual Meeting are filed concurrently with the securities regulators. About CAE At CAE, we equip people in critical roles with the expertise and solutions to create a safer world. As a technology company, we digitalize the physical world, deploying software-based simulation training and critical operations support solutions. Above all else, we empower pilots, cabin crew, airlines, defence and security forces and healthcare practitioners to perform at their best every day and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with more than 13,000 employees in approximately 250 sites and training locations in over 40 countries. CAE represents more than 75 years of industry firsts—the highest-fidelity flight, mission and medical simulators and training programs powered by digital technologies. We embed sustainability in everything we do. Today and tomorrow, we’ll make sure our customers are ready for the moments that matter. Read our FY23 Global Annual Activity and Sustainability Report. Follow us on Twitter: @CAE_Inc Facebook: www.facebook.com/cae.inc LinkedIn: www.linkedin.com/company/cae Hashtags: #CAE; #CAEpilot CAE Contacts: General Media: Samantha Golinski, Vice President, Public Affairs & Global Communications +1-514-340-7939, ext 7939, samantha.golinski@cae.com Investor Relat ions: Andrew Arnovitz, Senior Vice President, Investor Relations and Enterprise Risk Management, +1-514-734- 5760, andrew.arnovitz@cae.com